U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 FORM 12b-25


                         NOTIFICATION OF LATE FILING



(Check One):

[ ] Form 10-K and Form 10-KSB     [ ] Form 20-F     [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

      For Period Ended:  September 30, 1997

      [ ]  Transition Report on Form 10-K
      [ ]  Transition Report on Form 20-F
      [ ]  Transition Report on Form 11-K
      [ ]  Transition Report on Form 10-Q
      [ ]  Transition Report on Form N-SAR
      For the Transition Period Ended: . . . . . . . . . . . . . .



      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                   Items 1 and 2 of Part I of Form 10-QSB;
               Exhibit 27 to Item 6 of Part II of Form 10-QSB



PART I - REGISTRANT INFORMATION

Full Name of Registrant:  North East Insurance Company
Former Name if Applicable:

Address of Principal Executive Office:     482 Payne Road,
                                           Scarborough, Maine 04074


PART II - RULES 12b-25(b) AND (c)

The identified portion of the subject report cannot be filed without unreasonable effort or expense, and relief is sought pursuant to Rule 12b-25(b). The reasons for the delay are described in reasonable detail in Part III of this form. The identified portion of the subject report will be filed on or before November 21, 1997.


PART III - NARRATIVE

SUMMARY. For the reasons stated below, North East Insurance Company ("NEIC" or the "Registrant") is presently unable to compute its net income for the quarter ended September 30, 1997. As a result, the Registrant is unable to complete Items 1 and 2 of Part I of its Form 10-QSB report for the fiscal quarter ended September 30, 1997. The Registrant has initiated various actions to resolve this uncertainty, and undertakes to file these Items by November 21, 1997.

DISCUSSION. As previously disclosed in the Form 10-QSB report for its fiscal quarter ended March 31, 1997, NEIC renegotiated its reinsurance arrangements during the first quarter of 1997. The renegotiations involved (i) a change in the level of its "excess of loss" reinsurance coverage and (ii) a termination of its quota share reinsurance on a run-off basis, both effective as of January 1, 1997. These arrangements are reflected in two reinsurance contracts between NEIC and MIC Re, its reinsurer.

The parties to this arrangement agreed on a payment formula under which expenses associated with the run-off of the quota are determined as the sum of the covered losses and unearned commissions for the quarter, subject to a designated limit. The intended result of such formula was to charge off the quota share reinsurance in such a way as to amortize the expense in a predictable manner.

Approximately six weeks ago, it was determined that the payment formula might, by its terms, result in a charge far exceeding projections. Subsequent investigations by NEIC and its reinsurance consulting firm determined that this result was not caused by a computational error. Both NEIC and MIC Re are now in agreement that this outcome is inconsistent with the intent of the revised arrangements, and reveals a flaw in the design of the original payment formula. Representatives of the two companies will be meeting on November 19, 1997 to work out the appropriate application of the payment formula.

Exhibit 1 to this report contains a copy of the reinsurer's letter, confirming this meeting on November 19, 1997.

If the payment formula were applied without regard to the underlying intention of the parties, the Registrant's ceded premiums and reinsurance recoveries for the third quarter would be approximately $920,000 and $468,000, respectively, resulting in a net loss of approximately ($390,000) for the quarter. While the exact amount of adjustment in the payment formula remains to be agreed upon, the parties have agreed that the adjustment may be as high as several hundred thousand dollars, thereby fundamentally affecting the quarterly presentation of earnings of NEIC.

Due to the complexity of these issues and the late date of their discovery, the Registrant has been unable to resolve these issues in a manner sufficient to calculate NEIC's earnings for the quarter, but in any event will be in a position to prepare and file its financial statements (and the related Management's Discussion and Analysis section and Financial Data Schedule) by November 21, 1997.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Gregory S. Fryer, Esq., Verrill & Dana, 207-774-4000.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months
been filed?                                [x] Yes       [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report?                                    [x] Yes       [ ] No

For the reasons described in Part III above, net income (loss) cannot presently be computed for the third fiscal quarter of 1997. Depending on the outcome of certain discussions with the Registrant's reinsurer concerning the application of a certain payment formula, net income
(loss) for the quarter could range from a high of approximately $200,000 to a low of approximately ($390,000). For the corresponding quarter of 1996, the Registrant reported net income of $330,133. The discussions with the reinsurer are expected to affect "premiums ceded" and "reinsurance recoveries, net of salvage." For the corresponding quarter of 1996, the Registrant reported $1,234,411 and $(848,788) for these items, respectively.


      North East Insurance Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 1997         By:  /s/  Robert G. Schatz
                                    -------------------------------
                                      Robert G. Schatz, President
                                      and Chief Executive Officer


EXHIBIT 1

                             MIC Re Corporation
                      6000 Midlantic Drive, 7th Floor
                                P.O. Box 5041
                            Mt. Laurel, NJ 08054
                   (609) 778-3200     FAX (609) 778-8971


November 14, 1997


Mr. Ronald A. Libby
Chief Operating Officer
North East Insurance Company
Post Office Box 1418
Scarborough, Maine 04070-1418

    Re:  Policy #E-20902.95
         North East Insurance Company

Dear Ron:

This will confirm that application of the Quota Share Run Off Formula and First Excess Treaty Recoveries for the third quarter of 1997 gives rise to concern related to loss recoveries and premiums cessions that are inconsistent with the parties' original intentions in structuring the reinsurance program.

We will be meeting on November 19, 1997, to agree upon the appropriate application of the Quota Share Run Off Formula and First Excess Treaty Recoveries. Subject to our ongoing analysis of this matter, and without committing ourselves to a particular figure, we presently are in agreement that the magnitude of such adjustment is likely to be significant for purposes of calculating NEIC's earnings for a given quarter.

You have stated that NEIC will be filing a statement with the Securities and Exchange Commission regarding a delay in the filing of its quarterly financial statement. We consent to the filing of this letter as an exhibit to such statements.

We look forward to meeting with you next week Ron.

Sincerely,

/s/ James D. Erb, Are
    Vice President - Treaty